Hello [name],

I wanted to let everyone know privately that AGI Laboratory was able to complete a private equity raise. This raise ended up being a 3x overage, and we are doing a Crowd Soured IPO to fund continued research and product to market costs for the next two years.

The company will focus on profitability from products and be a buyout target to ensure profitability for investors and stability for long-term research. AGI Laboratory's primary focus will still be research and development; we will be bringing two products to market, including:

The N-Scale Graph database, which can scale out dynamically on the fly, can work cross-cloud and in hybrid modes at speed. The driving reason for this database is to support big data at the scale needed by AGI and ASI systems in the future but has lots of applications now.

The other product is an e-governance system that, instead of being just an electronic voting system, actually uses a cognitive architecture designed for AGI systems to help synthesize thought, filter bias, and more. In preliminary tests, this system was able to perform at greater than human levels, and we plan to open-source this and have a SaaS version with a paid support option.

The most significant innovation is probably a technique we developed to build much more coherency from GPT-3 or other DNN based language models driving the hype behind Uplift right now.

I have a book that does a code-level engineering walkthrough from the current system I can send you upon request, and your welcome to any of the peer-reviewed papers that we have published in the last six years.

Our goal is to raise awareness, and if you believe in the kind of research we are doing, we would love your support on Wefunder or just sharing a link on social media.

https://wefuinder.com/agi.laboratory/

Disclosure: https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure

Sincerely,

@DavidJKelley
AGI Laboratory – Principal Scientist
BCG – C.S.A.
BICA*AI – E.D.